UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02083G100

(CUSIP Number)

Decheng Capital China Life Sciences USD Fund III, L.P.

Ugland House, PO Box 309, Grand Cayman

KY1-1104, Cayman Islands

+1- 345-949-8066

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital China Life Sciences USD Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 6,582,380 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 6,582,380 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,582,380 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held directly by Decheng Capital China Life Sciences USD Fund III, L.P. (the “Fund”). Decheng Capital Management III (Cayman), LLC (the “General Partner”) is the general partner of the Fund and Xiangmin Cui is the sole manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund.

(2)	This percentage is calculated based upon 65,560,484 shares of Common Stock outstanding on April 9, 2024, as disclosed in the Issuer’s Annual Report, as amended, on Form 10K filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2024.

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital Management III (Cayman), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 6,582,380 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 6,582,380 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,582,380 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held directly by the Fund. The General Partner is the general partner of the Fund and Xiangmin Cui is the sole manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund.

(2)	This percentage is calculated based upon 65,560,484 shares of Common Stock outstanding on April 9, 2024, as disclosed in the Issuer’s Annual Report, as amended, on Form 10K filed with the SEC on April 26, 2024.

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital Global Healthcare Fund (Master), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 1,735,544 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 1,735,544 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,735,544 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held directly by Decheng Capital Global Healthcare Fund (Master), LP (“Healthcare”). Decheng Capital Global Healthcare GP, LLC ( “Healthcare GP”) is the general partner of Healthcare and Xiangmin Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(2)	This percentage is calculated based upon 65,560,484 shares of Common Stock outstanding on April 9, 2024, as disclosed in the Issuer’s Annual Report, as amended, on Form 10K filed with the SEC on April 26, 2024.

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital Global Healthcare GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 1,735,544 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 1,735,544 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,735,544 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held directly by Healthcare. Healthcare GP is the general partner of Healthcare and Xiangmin Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(2)	This percentage is calculated based upon 65,560,484 shares of Common Stock outstanding on April 9, 2024, as disclosed in the Issuer’s Annual Report, as amended, on Form 10K filed with the SEC on April 26, 2024.

CUSIP No. 02083G100
1.	Names of Reporting Persons Xiangmin Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 50,242 (1)
		8.	Shared Voting Power 8,317,924 (2)
		9.	Sole Dispositive Power 50,242 (1)
		10.	Shared Dispositive Power 8,317,924 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,368,166 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Pursuant to the Issuer’s non-employee director compensation policy, Dr. Cui has received a series of stock option grants for services as a director of the Issuer, which options are subject to vesting schedules. Dr. Cui beneficially owns 50,242 shares of Common Stock that may be acquired upon exercise of these options that are exercisable within 60 days of the date of this filing.

(2)	Consists of (i) 6,582,380 shares of the Common Stock held directly by the Fund and (ii) 1,735,544 shares of Common Stock held directly by Healthcare. The General Partner is the general partner of the Fund and Dr. Cui is the sole manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(3)	This percentage is calculated based upon 65,610,726 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 65,560,484 shares of Common Stock outstanding on April 9, 2024, as disclosed in the Issuer’s Annual Report, as amended, on Form 10K filed with the SEC on April 26, 2024 and (ii) 50,242 shares of Common Stock issuable upon exercise of stock options, which are exercisable within 60 days of the date of this filing.

INTRODUCTION

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D supplements and amends the initial Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on January 24, 2019, as amended by Amendment No. 1 thereto filed with the SEC on August, 3, 2020, Amendment No. 2 thereto filed with the SEC on September 9, 2021, Amendment No. 3 thereto filed with the SEC on September 27, 2022, and Amendment No. 4 thereto filed with the SEC on November 14, 2023 (as so amended, the “Original Schedule 13D”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used but not defined in this Amendment No. 5 have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment No. 5 shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On April 10, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Parent”), Adams Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Issuer, par value $0.001 per share (the “Shares”), at a price of $65.00 per share (the “Offer Price”), net to the seller in cash, without interest, and subject to applicable withholding taxes.

Following consummation of the Offer, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger that is not tendered and accepted pursuant to the Offer (other than the Shares owned by the Issuer, Shares held by Parent or Merger Sub, and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”), net to the seller in cash, without interest, and subject to applicable withholding taxes, on the terms and conditions set forth in the Merger Agreement. Immediately prior to the effective time of the Merger, all outstanding unvested stock options and unvested restricted stock units will become fully vested, and at the effective time of the Merger, each stock option and restricted stock unit will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration (or, in the case of stock options, the difference between the Merger Consideration and the applicable per share exercise price), less any applicable withholding taxes.

On April 10, 2024, in connection with the Merger Agreement, certain stockholders, including the Fund and Healthcare, (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement (together, the “Tender and Support Agreements”) with Parent and Merger Sub. The Tender and Support Agreements provide, among other things, that each of the Supporting Stockholders will tender all of the Shares held by such Supporting Stockholder, as applicable, in the Offer.

The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, the form of which is attached hereto as Exhibit K and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date hereof, (i) the Fund is the record owner of 6,582,380 shares of Common Stock; and (ii) Healthcare is the record owner of 1,735,544 shares of Common Stock. The Fund is controlled by the General Partner and Dr. Cui. As such, each of the General Partner and Dr. Cui may be deemed to share voting and dispositive power over the shares held by the Fund and both the General Partner and Dr. Cui may be deemed to beneficially own the shares held directly by the Fund. Healthcare is controlled directly by Healthcare GP and indirectly by Dr. Cui. As such, each of the Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power over the shares held by Healthcare and both Healthcare GP and Dr. Cui may be deemed to beneficially own the shares held directly by Healthcare. In addition, Dr. Cui beneficially owns 50,242 shares of Common Stock that may be acquired upon exercise of options that are exercisable within 60 days of the date of this filing, which were granted to Dr. Cui pursuant to the Issuer’s non-employee director compensation policy.

(b)

	Number of Shares of Common Stock
	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition
Reporting Person	Sole	Shared	Sole	Shared
Decheng Capital China Life Sciences USD Fund III, L.P.	0	6,582,380	0	6,582,380
Decheng Capital Management III (Cayman), LLC	0	6,582,380	0	6,582,380
Decheng Capital Global Healthcare Fund (Master), LP	0	1,735,544	0	1,735,544
Decheng Capital Global Healthcare GP, LLC	0	1,735,544	0	1,735,544
Xiangmin Cui	50,242	8,317,924	50,242	8,317,924

(c)	Except as set forth in this Item 3, the Reporting Persons have not effected any transactions in the securities of the Issuer in the last 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 7:

K	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37449), filed on April 10, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2024

Decheng Capital China Life Sciences USD Fund III, L.P.

By its General Partner
Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare Fund (Master), LP

By its General Partner
Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

/s/ Xiangmin Cui
Xiangmin Cui